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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Invenda Corporation

(Name of Issuer)

Common Stock, US $0.01 par value per share

(Title of Class of Securities)

46122L109

(CUSIP Number)

Kamran Amjadi,

6901 Rockledge Drive, 6th Floor,

Bethesda, Maryland 20817

(240) 333-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 46122L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Friedli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,905,532
8. Shared Voting Power 5,491,342
9. Sole Dispositive Power 1,905,532
10. Shared Dispositive Power 5,491,342

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,396,874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.9%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46122L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Venturetec, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,336,203(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,336,203(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,336,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.2%
14.	Type of Reporting Person (See Instructions) CO

(1) Peter Friedli, who is a reporting person under this Schedule 13D, shares voting and investment power with Venturetec, Inc. (“Venturetec”), as the President of Venturetec. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of common stock and warrants reported herein by Venturetec.

SCHEDULE 13D

CUSIP No. 46122L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InVenture, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,155,139(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,155,139(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) CO

(2) Peter Friedli shares voting and investment power with InVenture, Inc. (“InVenture”), as the President of InVenture. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of common stock reported herein by InVenture.

CUSIP No. 46122L109

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to that certain Schedule 13D filed on February 6, 2003 (the “Schedule 13D”), in connection with the ownership of shares of common stock, $0.01 par value per share (the “Common Stock”), of Invenda Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located as 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland. Peter Friedli, Venturetec and InVenture are collectively referred to hereinafter as the “Reporting Persons.”

Item 4. Purpose of Transaction

On September 16, 2008, Peter Friedli resigned as President of US Venture 05, Inc. (“US Venture 05”). As a result of this resignation, Mr. Friedli is no longer the beneficial owner of those shares of Issuer Common Stock held by US Venture 05.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including all warrants and options reported in this Amendment No. 4 are hereinafter referred to as the “Derivative Securities”) to which this Amendment No. 4 to Schedule 13D relates is 7,396,874 Common Stock, representing 44.9% of the shares of the Issuer. The total number of shares of Common Stock of the Issuer is arrived at by adding the number of shares of Common Stock outstanding as of the date of this report to the number of shares that would be received by the Reporting Persons if they were to convert all of the Derivative Securities held by them into Common Stock of the Issuer within 60 days of the date of this report. The Reporting Persons’ beneficial ownership is as follows:

(b)
(i)	Mr. Friedli beneficially owns 7,396,874 shares of Common Stock, which include: 5,600 shares issuable upon the exercise of warrants and 9,000 shares issuable upon exercise of vested stock options held by Mr. Friedli individually, as well as shares of Common Stock held by entities over which Mr. Friedli has control, as follows: Venturetec—2,336,203 shares of Common Stock and InVenture—3,155,139 shares of Common Stock. Mr. Friedli has sole voting and investment power with respect to 1,905,532 shares and shared voting and investment power with respect to 5,491,342 shares.

(ii)	Venturetec beneficially owns 2,336,203 shares of Common Stock. Venturetec has shared voting and investment power with respect to 2,336,203 shares.

(iii)	InVenture beneficially owns 3,155,139 shares of Common Stock. InVenture has shared voting and investment power with respect to 3,155,139 shares.

(c)	On September 16, 2008, Peter Friedli resigned as President of US Venture 05. As a result of this resignation, Mr. Friedli is no longer the beneficial owner of 4,683,520 shares of Common Stock held by US Venture 05.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Friedli is the President of Venturetec and InVenture. Mr. Friedli is a director of the Issuer. In his position as President or through the relationships that Mr. Friedli has with certain of the Issuer’s shareholders, he has shared voting and investment power with respect to the Common Stock held by these entities.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Statement of Peter Friedli, Venturetec, Inc. and InVenture, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2008

PETER FRIEDLI

/s/ Peter Friedli
Peter Friedli

VENTURETEC, INC.

/s/ Peter Friedli
By: Peter Friedli Title: President

INVENTURE, INC.

/s/ Peter Friedli
By: Peter Friedli Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC.

Directors and Executive Officers

1.	Peter Friedli, President

INVENTURE, INC.

Directors and Executive Officers

1.	Peter Friedli, President